Gab is pending **StartEngine Approval.**



PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $1.07M goal

Gab

An ad-free social network for creators.

Small OPO Austin, TX Social Media
Accepting International Investment


GAB



"Censorship reflects a society's lack of confidence in itself."
- Potter Stewart

Gab is an ad-free social network for creators who believe in free speech, individual liberty, and the free flow of information online.

Invest in Gab AI Inc

Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty, and the free exchange of ideas. Here at Gab, it is our mission to put people first and provide them with the tools they need to create and shape their own experience.

Whether you realize it or not, there is only but an illusion of choice when it comes to what technology products and services you can use to communicate, find information, network, and discover news. The web is being shaped and influenced by a handful of companies with special interests pushing a very specific agenda. In the free market of ideas, the best ideas always win. When those in control realize that they are no longer winning, they have no choice but to censor and suppress opposing views, information, and better ideas.

At Gab we believe in the power of people and in the strength of community. It is our goal to keep the social web grounded in the freedom of expression, information, and speech. This crowdfunding campaign levels the playing field and gives The People an opportunity to invest in Gab and join us on our journey to build a social network that people love. Gab is powered, operated, and funded by you The People; not special interests or the old guard in Silicon Valley.

Stand with us and help to build a new platform owned by The People and built for The People.

Andrew Torba,
CEO Gab AI Inc

Investment

$1.10/share | When you invest you are betting the company's future value will exceed $10.9M.

Chat
Chat
Chat

GAB.AI
Speak Freely Online

Perks

$200 — If you invest $200, you will receive a Gab investor badge.
$1,000 — If you invest $1,000, you will receive a Gab coffee mug.
$10,000 — If you invest $10,000, you will receive a video chat with the team over Skype.
$50,000 — If you invest $50,000, you can meet with the team next time you are in town.

Gab's mission is to empower creators and put free speech first.

What We Have Accomplished So Far

Gab launched into private invite-only beta in August 2016. In just over nine months we've been able to attract 191,000+ users from around the world who are creating over one million posts every month. With our nimble technology team we've built out an impressive suite of products including GabTV; our live-streaming product, Gab Chat Rooms; our private group chat product, and Live Topics; our crowdsourced news and discussion product. Gab is a top 9,000 website in the United States and a top 27,000 website globally. Since launch, Gabbers have driven over 85 million page views. Users spend an average of 12 minutes on Gab every time they login. In March of 2017 we launched GabPro, a premium version of Gab with additional features for a small monthly subscription fee. To date we have 1,950 customers subscribed to GabPro.



191000
August 2016
December 2016
May 2017

Pictured: user growth August 2016-May 2017 (internal data)

- $150,000 crowdfunded from the community
- 3,000+ donors
- 85,000,000+ page views since launch
- GabTV live-streaming product
- Gab Chat Rooms launched Q2
- Android app launched in Q2 2017

- 191,000+ users from around the world
- 1,000,000+ posts created every month
- GabPro business model launched March 2017
- 1,950+ GabPro subscribers

Pictured below: GabPro growth (internal data)



717
1517
Feb 2017
March 2017
April 2017
May 2017

Welcome to Gab, Where All Are Welcome To Speak Freely



Home
TV
Popular
Chat
Compose
Search...
Gaming
BritFam
CATEGORIES
News
Politics
Technology
Art
Sports
Entertainment
Humor
Science
Philosophy
AMA
Music
Cuisine
2018. My campaign website is https://electNehlen.com
Homepage
Continue to Electnehlen.com
Hermann von Hessen @hvonhessen
Hi guys!
I'm a german conservative patriot. I'm commenting on german and european politics in general, currently mostly dealing with our migrant problems and the recent attacks on free speech.
I'll try to keep this account in english so everyone can read and get an idea what's going on over here!
Amy Torba @Amy
I don't think I ever introduced myself, properly.
I am a wife of 28 years and mother of 5.
Lynda Anne Heath
James Kenny
Kathy Birthisel
Leonard Beebe
PROTECTING YOUR 2ND...
Bärbel
Low Ki

GabTV: Engaging Live-Streamed Broadcasts And Videos



The Wayne Dupree Show
Wayne Dupree
Comments are disabled after the live stream.
Call In Now - 202 470 6738
Support The Show - patreon.com/wdshow

Gab Chat Rooms: Private Group Chats



CHAT
Created by Andrew Torba
Remove room
Good. What are we chatting about? Gifs?
Emily Selby
Okay I'm here
What's up?
Andrew Torba
It's really hot outside
I need some water!
Is there anything else I can do?
Make sure to wear sunscreen!
I want to go to the beach
USERS 3/50
Andrew Torba
Emily Selby
Gab Support
SEND

Live Topics: Crowdsourced Information On Current Events And News



LIVE TOPICS
Deutsch
London
Introduce Yourself
Brussels
Retro Tunes
International News
North Korea
Memes
Syria
Michigan
Georgia Election
Gabby Memes
CATEGORIES
Georgia Election
Speak freely about 'Georgia Election'
SEND
Sort by: date / score
Joe Schmoe
Planned Parenthood spent $734,000 in failed Georgia race



GabTV
The Joy of Game Dev
Nehlen News
Shorty's Stories

GabTV: The New Generation of Media

Gab Empowers Creators

Gab's business model is to empower creators. One way we are doing this is by offering a premium version of the product for a small monthly or annual subscription fee. This helps us keep Gab ad-free, community-focused, and free of tracking and mass data collection for advertisements. Gab has always and will always be powered by The People. With an optional upgrade to GabPro, users unlock additional features and tools to enhance their Gab experience and help make Gab possible for everyone. GabPro is $5.99/month or $59.99/year. Some of the benefits of GabPro include: early access to new features, the ability to get verified, list creation, private group chats of up to 50 people, bookmarks, category insights, and the ability to stream live on GabTV.

Since launching GabPro in mid-March 2017, Gab has earned **over 1950 GabPro customers.** As we continue to develop GabPro and add more value for our current and future customers, we are confident that we will continue to see strong customer growth with our people-first business model. As Netflix, Apple Music, Hulu, Spotify, and countless others have proven: the subscription model works at scale. We believe the time is right for this model to transition to the social networking ecosystem as consumers become more aware of the mass data collection, privacy invasion, and ad-targeting happening on other establishment networks.

GabPro Features:



GET VERIFIED
PRO users can get verified easily by proving their identity.

CREATE LISTS
Group people based on interests and create custom feeds.

CATEGORY INSIGHTS
Get insights on Gabbers and what they like to post about.

Chat

SAVE POSTS
Bookmark posts and browse saved posts easily by categories or date.

PRIVATE GROUP CHATS
Create a group and start chatting with your people.

GO LIVE SOON
GabTV is always available for you to go live whenever you want.

In the next quarter we plan to fully launch GabTV. GabTV is the future of video streaming and content creation online. GabTV empowers content creators of all types by giving them a unique and engaging way to connect directly with their audience. Instead of relying on advertisers for revenue, GabTV hosts will have the ability to offer premium content to those in their audience who subscribe to them. For example, a computer programmer could offer live or recorded video lessons that are only accessible to subscribers. They will also have the ability to earn tips directly from their audience both during and after a broadcast. By eliminating the middleman of advertising from the GabTV, viewers get a better experience and content creators can focus on creating great content that their audiences love instead of appeasing advertisers.

Chat


LIVE

Gab's Android Mobile App



Our Market and Industry

Gab welcomes everyone, but sees a unique opportunity to carve a niche in a massively underserved and unrepresented market. We estimate that the are over 50 million conservative, libertarian, nationalist, and populist internet users from around the world who are seeking an alternative to the curr social networking ecosystems. These users are also actively seeking out alternative media platforms like Brietbart.com, DrudgeReport.com, Infowars.com, and others. In November 2016 alone, Breitbart.com had over 45 million unique visitors from around the world. As mainstream social networks continue to crack down on "objectionable content" and censor conservative views, we believe the need for alternative platforms will only continue to rise. We believe the trend of "cutting the cord" will continue as the popularity of streaming content over the internet increases. We believe this will also begin a fragmentation process of the social networking ecosystem into smaller niche communities with shared values and ideals.

Chat

Ad Blocking Is Exploding, New Models Are Rising

According to a report from PageFair, ad blocker usage grew 30% in 2016. There were 615 million devices blocking ads worldwide by the end of 2016, 62% (308 million) being on mobile devices. Desktop ad blocker usage grew 17% year-on-year to 236 million.

Recognizing this existential threat, Facebook and other giants began fighting back by blocking ad blockers. This launched an all-out war between ad blocking companies and social media giants, in return only creating more consumer awareness of ad blocking.

Many content creators and publishers rely on advertising as their core business model. Unfortunately with the rise of ad blocking and the backlash of creator demonetization on other platforms, it has become difficult for content creators to generate an income. Content creators feel that they can no longer trust establishment social networks. As platforms like Twitch.tv and Patreon.com have proven, both tipping and paid subscriptions for premium content are models that work at scale for content creators.

Our vision is to implement a tipping and subscription system directly into the Gab platform so that any content creator can connect directly with their audience and bypass that middleman of advertising completely. Instead of relying on ad dollars for income, content creators can provide exclusive content to paid subscribers and those who tip them.


Desktop Browsers
Mobile Browsers
Traffic
21m
30m
39m
54m
54m
18m
145m
275m
216m
380m
236m
Jan 2010
Jan 2011
Jan 2012
Jan 2013
Jan 2014
Jan 2015
Jan 2016
data source: pagefair

Ad Blocker Growth On Mobile Devices Is Growing (Charts courte of Brave.com and source: Pagefair.)


Average Ad Block Usage Rate (US)
Average
Male
Female
18-24
25-34
35-44
45-54
55-64
65+
data source: pagefair


Impression of ESPN among Democrats and Republicans
Do you have a positive or negative impression of ESPN? (Scores range from -100 to +100)
Democrats
Republicans
Curt Schilling fired from ESPN
Caitlyn Jenner honored at ESPYs
Apr '13
Oct '13
Apr '14
Oct '14
Apr '15
Oct '15
Apr '16
Oct '16
Apr '17
YouGov | yougov.com
May 1, 2017

Conservatives are turning off biased networks and content. People are tuning out of traditional media and turning to streaming.


Ad Blocking = Growth Continues…Especially in Developing Markets…
Users Increasingly Opt Out of Stuff They Don't Want
Adblocking Users on Web (Mobile + Desktop), Global, 4/09 – 12/16
Global Adblocking Users (MM)
Desktop Adblocking Software Users
Mobile Adblocking Browser Users
Adblocking Penetration (Mobile + Desktop), Selected Countries, 12/16
Country Desktop Mobile
China 1% 13%
India 1% 28%
USA 18% 1%
Brazil 6% 1%
Japan 3% --
Russia 6% 3%
Germany 28% 1%
Indonesia 8% 58%
UK 16% 1%
France 11% 1%
Canada 24% --

Blue header charts source: Mary Meeker's 2017 internet trends report


Network TV* Minutes Delivered = 2011 Top 5 Networks -10% Average…
Netflix +669% Over 5 Years, USA…
Monthly Minutes Delivered By Network Group, USA, 2010/11-2015/16
Monthly Minutes Delivered (B)
NBC Universal
Disney
21st Century Fox
Netflix
CBS
Time Warner
Viacom
Discovery
A&E
ESPN
669%
2010-2011 (through Feb)
2015-2016 (through Feb)


Video = Why Cord-Cutting?
Lower Price + Convenience
Reasons for Cutting Pay-TV Service, Q4:16
Too Expensive 80%
Use an Internet Streaming Service 48%
Use Antenna to Get Basic Channels 27%
Like to Binge Entire Seasons via Streaming 19%
Dropped Cable Upon Moving / Relocating 13%
Bulk of Viewing is Streaming Service Original Content 11%



Top global ad spend
$80B
$60B
$40B
$20B
0
'12
'13
'14
'15
'16
'17
Google $80.8B
Facebook $36.3B
Alibaba $17.4B
Baidu $9.3B
Tencent $6.7B
Microsoft $6.1B
Data: eMarketer, Note: Google includes YouTube, Microsoft includes LinkedIn; Chart: Andrew Witherspoon / Axios

About 50% percent of all ad dollars flow to to Google and Facebook, as ad blocking rises this business model is in jeopardy. Source: eMarketer



MONTHLY USERS
2 B
1.5 B
1 B
500 M
2B JUNE 2017
1.5B JUNE 2017
700 M APRIL 2017
328 M APRIL 2017
1.2B FEB 2017
255 M (APPROX.) MAY 2017
1.2B APRIL 2017
889 M DEC 2016
FACEBOOK
YOUTUBE
INSTAGRAM
TWITTER
WHATSAPP
SNAPCHAT
FACEBOOK MESSENGER
WECHAT

50% of the top apps are owned by the same company (Facebook, WhatsApp, Instagram, Messenger)
Graph courtesy of Techcrunch.com



Gab launches into private beta

Gab launches on August 15th, 2016.

August 2016

October 2016



Gab starts accepting donations

Gab starts accepting donations from community members in October 2016, crowdfunding over $130,000.



Gab Grows

After a wave of press and censorship from other social networks, Gab explodes in growth and passes 100,000 users in December 2016.

December 2016

February 2017



GabTV Launches

Our live-streaming product, GabTV, launches!



Gab Opens To All

On May 8th, 2017 Gab opens publicly to the world and exits beta testing.

May 2017

May 2017



Android App Launch

Gab launches an Android app to the Google Play Store.



Gab Continues to Grow

After another wave of censorship from other social networks, Gab explodes in growth and passes 191,000 users in May 2016.

June 2017

Date of StartEngine Launch (Present)



Gab Launches on StartEngine!

Gab seeks $1M from everyday investors in the Gab community.

In the Press

npr | The Washington Post | EPOCH TIMES | POLITICO | NBC NEWS | London Evening Standard | The New York Times

SHOW MORE

Chat

Meet the Founders



Andrew Torba

Co-Founder, CEO, CFO, Secretary and Director

Andrew has served as our Chief Executive Officer, Chief Financial Officer, Secretary and sole director, since our inception in September 2016. He leads our product and company vision, marketing, operations, and monetization. Prior to founding Gab, Andrew co-founded AutomateAds.com (Kuhcoon Inc,), a social media advertising technology startup, serving as the CEO between October 2011 and August 2016 and led the company through Y Combinator in 2015 as well as seed stage financing.



Ekrem Büyükkaya

Co-Founder and CTO

Ekrem has served as our Chief Technology Officer since our inception in September 2016, and has lead all engineering development and product management. From June 2015 and August 2016, Ekrem was a full stack engineer at AutomateAds.com (Kuhcoon Inc.), and from June 2014 through January 2015, he served as the lead developer at Adsuit.com, an advertising technology company. Ekrem has also worked as an independent contractor and is seasoned in PHP, JavaScript, HTML5, and many other programming languages.

Chat

And the Rest of the Team



Utsav Sanduja

CCO

Utsav is responsible for Gab's press communications, global corporate affairs, risk analysis, and GabTV production and oversight. Prior to Gab, Utsav worked at Appleton & Associates International Lawyers as Research Assistant from 2015-2016. From 2014-2015 he worked as an Assistant News Director at RCB in Canada. In 2014 he worked on the Ford for Mayor Campaign for Toronto mayor Rob Ford.



Emily Selby

Customer Support

Emily leads Gab's customer support and community management. Prior to Gab, Emily worked in several retail customer support positions while finishing her Master's Degree at Palo Alto University. Most recently she worked at Wittwer Chiropractic Center in Belmont, CA in 2016.



Andrew Quebe

Android Developer

Andrew is the lead Android developer for Gab's Android mobile app. Prior to Gab, Andrew worked on various independent contracting projects for Android development. Andrew has been developing on top of the Android platform for four years.



Andrew Cates

Frontend Engineer

Andrew is a senior frontend engineer with over a decade of engineering experience. Prior to Gab, Andrew worked for Walmart Labs from 2012-2016 as a Senior Software Engineer. He worked at Netflix in 2011 as a Senior Web UI engineer. From 2007-2010 he worked as a Software Architect at Myspace.

Chat

Offering Summary

Company	Gab AI Inc
Corporate Address	PO Box 270116 Austin, Texas 78727, USA
Description of Business	Telecommunications and social networking services, namely, providing live-streaming of video, online chat rooms, and electronic bulletin boards for the transmission of messages among users in the field of general interest.
Type of Security Offered	Common Stock
Minimum Investment Amount (per investor)	$199.10

Chat

Perks

$200 — If you invest $200, you will receive a Gab investor badge.

$1,000 — If you invest $1,000, you will receive a Gab coffee mug.

$10,000 — If you invest $10,000, you will receive a video chat with the team over Skype.

$50,000 — If you invest $50,000, you can meet with the team next time you are in town.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Chat

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Gab to get notified of future updates!

Chat

Comments (0 total)

Add a public comment...

Post

Chat

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Chat